Exhibit 23


        Consent of Independent Certified Accountants





The Board of Directors
Fingerhut Companies, Inc.:


We consent to incorporation by reference in the registration statements (No. 33-38988 and 33-55871) on Form S-8 of Fingerhut Companies, Inc. and subsidiaries of our reports dated January 23, 1995 relating to the consolidated statements of financial position of Fingerhut Companies, Inc. as of December 30, 1994 and December 31, 1993 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows and the related financial statements schedule for each of the years in the three-year period ended December 30, 1994, which reports appear in the December 30, 1994 annual report on Form 10-K of Fingerhut Companies, Inc.





                              KPMG Peat Marwick LLP


Minneapolis, Minnesota
March 29, 1995